UNTAPPED INVEST, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 25, 2021) YEAR ENDED SEPTEMBER 30, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Untapped Invest, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Untapped Invest, Inc. (the "Company,"), which comprise the balance sheet as of September 30, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (January 25, 2021) to September 30, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

November 24, 2021
Los Angeles, California

Untapped Invest, Inc.
BALANCE SHEET
(UNAUDITED)

As of Septepmber 30,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	5,490
Account receivables, net		1,156,447
Due from related parties		553,975
Interest receivables		52,192
Total current assets		**1,768,104**
Assets Under Management		1,406,920
Long-term financial assets		133,040
Total assets	**$**	**3,308,064**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account Payables	$	296,877
Promissory Note-current portion		162,500
Acrrued interest		47,422
Total current liabilities		**506,800**
Promissory Note		2,890,567
Total liabilities		**3,397,366**
STOCKHOLDERS EQUITY		
Common Stock		-
Retained earnings/(Accumulated Deficit)		(89,303)
Total stockholders' equity		**(89,303)**
Total liabilities and stockholders' equity	**$**	**3,308,064**

See accompanying notes to financial statements.

UNTAPPED INVEST, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (January 25, 2021)	September 30, 2021
(USD $ in Dollars)	
Net revenue	$ 237,063
Cost of goods sold	-
Gross profit	237,063
Operating expenses	
General and administrative	280,568
Total operating expenses	280,568
Operating income/(loss)	(43,505)
Interest expense	97,989
Other Loss/(Income)	(52,192)
Income/(Loss) before provision for income taxes	(89,303)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (89,303)**

See accompanying notes to financial statements.

UNTAPPED INVEST, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date January 25, 2021	-			
Issuance of Common Stock	10,000,000	$ -		$ -
Net income/(loss)	-	-	$ (89,303)	$ (89,303)
Balance—September 30, 2021	**10,000,000**	**$ -**	**$ (89,303)**	**$ (89,303)**

See accompanying notes to financial statements.

UNTAPPED INVEST, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (January 25, 2021)		**September 30, 2021**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(89,303)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Account receivables, net		(1,156,447)
Interest receivables		(52,192)
Account payable		296,877
Acrrued interest		47,422
Net cash provided/(used) by operating activities		**(953,642)**
CASH FLOW FROM INVESTING ACTIVITIES		
Assets Under Management		(1,406,920)
Amount due from related parties		(553,975)
Long-term financial assets		(133,040)
Net cash provided/(used) in investing activities		**(2,093,935)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on promissory Note		3,053,067
Net cash provided/(used) by financing activities		**3,053,067**
Change in cash		5,490
Cash—beginning of year		-
Cash—end of year	**$**	**5,490**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	50,567
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Untapped Invest, Inc. was incorporated on January 25, 2021 in the state of Delaware. The financial statements of Untapped Invest, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Untapped Global is a financing platform for asset financing in emerging markets. Untapped Global funds small and medium enterprises in emerging markets through Smart Asset Financing. Financing the assets for the entrepreneurs backed by the real-time data tracking of the asset. The financing is done through revenue-share agreements to share profit on the assets.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted September, 30 as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of September 30, 2021 the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of September 30, 2021, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Untapped Invest Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from financing assets in exchange of revenue-share agreements.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 24, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December

15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   ASSETS UNDER MANAGEMENT

Assets under management pertains to all assets in the Revenue Share Financing agreements, which the company signed with their operating partners. The useful life depends on the term of the contract. The amortization schedule for the contracts started define the lifespan of the assets financed. As of September 30, 2021, total amount of Assets under management amounted to $1,406,920.

4.   LONG-TERM FINANCIAL ASSETS

On May 15, 2021, the company entered into the Financing agreement with Watu Credit Uganda Limited in the amount of $133,040. Untapped Invest Inc., as lender, provide financing to the Borrower for the purpose of disbursing loans in Uganda secured by motorbikes intended for motorbike taxi drivers. The repayment terms are: monthly repayments, for a 24-month period, with 23 repayments in total.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common shares with no par value. As of September 30, 2021, 10,000,000 shares of common stock have been issued and are outstanding.

6.   DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes. The details of the Company's loans, notes, and the terms is as follows:

Debt Instrument Name	Type		Principal Amount	Interest Rate	Borrowing Period		Interest Expense		Accrued Interest		Current Portion		Non-Current Portion		Total Indebtedness
Vincent Robert	18-Month Promissory Note- Investment	$	50,000	7-9%	October 22, 2020	$	1,567	$	1,567	$	-	$	50,000	$	50,000
Ground Squirrel Ventures	18-Month Promissory Note- Investment	$	100,000	7-9%	November 4, 2020	$	3,133	$	3,133		-	$	100,000	$	100,000
Ground Squirrel Ventures	18-Month Promissory Note- Investment	$	150,000	7-9%	February 5, 2021	$	4,700	$	4,700			$	150,000	$	150,000
SAGE Brakeman LLC	18-Month Promissory Note- Investment	$	300,000	7-9%	March 30, 2021	$	9,400	$	9,400			$	300,000	$	300,000
Gary Ford	18-Month Promissory Note- Investment	$	250,000	7-9%	April 6, 2021	$	7,833	$	7,833			$	250,000	$	250,000
Craig & Sayuri Sharper CRUT	18-Month Promissory Note- Investment	$	250,000	7-9%	April 19, 2021	$	7,833	$	7,833			$	250,000	$	250,000
DF Impact Capital	18-Month Promissory Note- Investment	$	100,000	7-9%	May 12, 2021	$	3,133	$	3,133			$	100,000	$	100,000
Ground Squirrel Ventures	18-Month Promissory Note- Investment	$	250,000	7-9%	June 9, 2021	$	7,833	$	7,833			$	250,000	$	250,000
Kurt Davis	18-Month Promissory Note- Investment	$	15,000	7-9%	July 19, 2021	$	470	$	470			$	15,000	$	15,000
The Carnahan Trust	18-Month Promissory Note- Investment	$	125,000	7-9%	July 23, 2021	$	3,917	$	3,917			$	125,000	$	125,000
Ali Moiz	18-Month Promissory Note- Investment	$	250,000	7-9%	August 6, 2021	$	7,833	$	7,833			$	250,000	$	250,000
Pledges Inc	18-Month Promissory Note- Investment	$	1,000,000	7-9%	August 19, 2021	$	31,333	$	31,333			$	1,000,000	$	1,000,000
Vincent Robert	18-Month Promissory Note- Reinvestment	$	1,134	7-9%	January 22, 2021	$	36	$	36			$	1,134	$	1,134
Ground Squirrel Ventures	18-Month Promissory Note- Reinvestment	$	2,294	7-9%	February 4, 2021	$	72	$	72			$	2,294	$	2,294
Vincent Robert	18-Month Promissory Note- Reinvestment	$	1,147	7-9%	April 22, 2021	$	36	$	36			$	1,147	$	1,147
Ground Squirrel Ventures	18-Month Promissory Note- Reinvestment	$	2,270	7-9%	May 4, 2021	$	71	$	71			$	2,270	$	2,270
Ground Squirrel Ventures	18-Month Promissory Note- Reinvestment	$	3,328	7-9%	May 5, 2021	$	104	$	104			$	3,328	$	3,328
SAGE Brakeman LLC	18-Month Promissory Note- Reinvestment	$	6,881	7-9%	June 30, 2021	$	216	$	216			$	6,881	$	6,881
Gary Ford	18-Month Promissory Note- Reinvestment	$	5,672	7-9%	July 6, 2021	$	178	$	178			$	5,672	$	5,672
Craig & Sayuri Sharper CRUT	18-Month Promissory Note- Reinvestment	$	5,672	7-9%	July 19, 2021	$	178	$	178			$	5,672	$	5,672
Vincent Robert	18-Month Promissory Note- Reinvestment	$	1,186	7-9%	July 22, 2021	$	37	$	37			$	1,186	$	1,186
Ground Squirrel Ventures	18-Month Promissory Note- Reinvestment	$	2,398	7-9%	August 4, 2021	$	75	$	75			$	2,398	$	2,398
Ground Squirrel Ventures	18-Month Promissory Note- Reinvestment	$	3,517	7-9%	August 5, 2021	$	110	$	110			$	3,517	$	3,517
DF Impact Capital	18-Month Promissory Note- Reinvestment	$	2,294	7-9%	August 12, 2021	$	72	$	72			$	2,294	$	2,294
Ground Squirrel Ventures	18-Month Promissory Note- Reinvestment	$	5,734	7-9%	September 9, 2021	$	180	$	180			$	5,734	$	5,734
SAGE Brakeman LLC	18-Month Promissory Note- Reinvestment	$	7,039	7-9%	September 30, 2021	$	221	$	221			$	7,039	$	7,039
Murtaza Hussain	12-Month Note- Investment	$	187,500	5%	March 5, 2021	$	3,525	$	3,525	$	112,500			$	112,500
DF Impact Capital	6-Month Note- investment	$	50,000	5-6%	May 12, 2021	$	1,624	$	1,624	$	50,000			$	50,000
Total		$	3,128,067			$	95,720	$	95,720	$	162,500	$	2,890,567	$	3,053,067

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 162,500
2022	2,890,567
2023	-
Thereafter	
Total	**$ 3,053,067**

7. RELATED PARTY

On September 30, 2021, the company entered into Revolving Line of Credit agreement with a related party Untapped Water Limited. As of September 30, 2021, total amount of loan outstanding is $264,000. Interest and repayment of each tranche in attached in the contract

On September 30, 2021, the company entered into Revolving Line of Credit agreement with a related party Untapped LLC. As of September 30, 2021, total amount of loan outstanding is $284,975. Interest and repayment schedule of each tranche is attached in the contract.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from September 30, 2020 through November 24, 2021 the date the financial statements were available to be issued.

In October, 2021 Untapped raised $1,049,500.00 in equity financing through a Reg D raise.

Untapped Global also raised another $1.25 million in Notes to support the asset financing.

There have been no other events or transactions during this time which would have a material effect on these financial statements.